ANALYST PRESENTATION Proposed Business Combination with Ackrell SPAC Partners I Co. 361297-001 31May22 22:49 Page 2 PROPRIETARY AND CONFIDENTIAL JUNE 2022 Filed by Blackstone Products, Inc Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Companies: Blackstone Products, Inc. Ackrell SPAC Partners I Co. (Commission File No. 001-39821)

DISCLAIMER Disclosures – This presentation is being provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between North Atlantic Imports, LLC d/b/a Blackstone Products (the “Company”) and Ackrell SPAC Partners I Co. (“Ackrell”). Neither this presentation, nor any of the information contained herein, is intended to be used by the recipient for any other purpose or distributed to any third party without the express written consent of the Company. The information contained herein does not purport to be all-inclusive and none of Ackrell, the Company or their respective affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this presentation. The contents herein are not to be construed as legal, business or tax advice, and the recipient should consult its own attorney, business advisor and tax advisor as to legal, business and tax advice. In connection with the proposed business combination, on February 15, 2022, as amended by Amendment No. 1 filed on April 13, 2022, as further amended by Amendment No. 2 filed on May 17, 2022, the Company filed a registration statement on Form S-4 (the “Form S-4”) with a proxy statement with the Securities and Exchange Commission (the “SEC”). Forward-Looking Statements –This presentation contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. For example, projections of future net revenue, gross profit, gross margin, Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements through the use of words or phrases such as “may”, “should”, “could”, “predict”, “potential”, “believe”, “will likely result”, “expect”, “continue”, “will”, “anticipate”, “seek”, “estimate”, “intend”, “plan”, “projection”, “would” and “outlook”, or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature, but the absence of such words does not mean that a statement is not forward-looking. These forward-looking statements are not historical facts and are based upon estimates and assumptions that, while considered reasonable by Ackrell and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Ackrell, the Company, the combined company or other following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Ackrell, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Ackrell or the Company as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (10) the Company’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (11) the Company’s inability to increase outdoor cooking market penetration or expand the categories for outdoor cooking; (12) the addressable market the Company intends to target does not grow as expected; (13) increased regulatory costs and compliance requirements in connection with any international or product line expansion; (14) the Company’s inability to expand and diversify its supply chain; (15) the loss of any key executives; (16) the loss of any relationships with key retailers; (17) the loss of any relationships with key suppliers; (18) the inability to protect the Company’s patents and other intellectual property; (19) lower than expected attachment rate and cross-selling capabilities for new products; (20) new technologies that compete with the Company in the griddle market and other outdoor cooking markets; (21) the inability to increase engagement with end-users via social media or other digital channels; (22) fluctuations in sales of the Company’s major customers; (23) the Company’s ability to execute its business plans and strategy; (24) the Company’s ability to maintain sufficient inventory and meet customer demand; (25) the Company’s inability to deliver expected cost and manufacturing efficiencies; and (26) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Ackrell. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date on which they are made, and neither Ackrell nor the Company undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. Financial Data and Use of Projections; Non-GAAP Financial Measures – The historical financial data included in this presentation does not conform to Regulation S-X. In addition, the historical financial information included herein may not include all adjustments required by the generally accepted accounting principles in the United States (“GAAP”) under the Public Company Accounting Oversight Board (“PCAOB”) standard. This presentation contains projected financial information for the Company with respect to certain financial metrics for the Company. Neither Ackrell’s nor the Company’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and, accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying such projections are inherently uncertain and subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projections contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. In addition, this presentation includes references to non-GAAP financial measures, including but not limited to EBITDA and Adjusted EBITDA. Such non-GAAP measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The Company believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating actual and projected operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and other amounts that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and other amounts are excluded or included in determining these non-GAAP financial measures. You should review the Company’s audited financial statements, which are included in the registration statement relating to the proposed business combination. 2

DISCLAIMER – CONTINUED Industry and Market Data – Unless otherwise indicated, information contained in this presentation concerning the Company’s industry, competitive position and the markets in which it operates is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly-available information released by independent industry analysts and other third-party sources, as well as data from the Company’s internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company’s experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. While the Company believes that such third-party information is reliable, the Company has not independently verified, and makes no representation as to the accuracy or completeness of, such third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates and the Company’s or the combined entity’s future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Trademarks – The trademarks, service marks, trade names and copyrights included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company or Ackrell. No Offer or Solicitation – This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act. The distribution of this presentation may also be restricted by law and persons into whose possession this presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. Important Information for Investors and Stockholders – In connection with the proposed business combination, on February 15, 2022, as amended by Amendment No. 1 filed on April 13, 2022, as further amended by Amendment No. 2 filed on May 17, 2022, the Company filed a registration statement on Form S-4 with a proxy statement with the SEC. The Form S-4 contains information about the proposed transaction and the respective businesses of the Company and Ackrell. Ackrell will mail a final prospectus and definitive proxy statement and other relevant documents after the SEC completes its review. Ackrell stockholders are urged to read the preliminary prospectus and proxy statement and any amendments thereto and the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents will contain important information about Ackrell, the Company, and the proposed transaction. The final prospectus and definitive proxy statement will be mailed to stockholders of Ackrell as of a record date to be established for voting on the proposed transaction. Stockholders of Ackrell will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about Ackrell, without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and Ackrell’s other filings with the SEC can also be obtained, without charge, by directing a request to: info@ackrellspac.com or Ackrell SPAC Partners I Co., 2093 Philadelphia Pike #1968, Claymont, DE 19703. Additionally, all documents filed with the SEC can be found on Ackrell’s website, www.ackrellspac.com. This presentation does not contain all the information that should be considered in the proposed business combination. It is not intended to form any basis of any investment decision or any other decision in respect to the proposed business combination. Participants in the Solicitation – The Company and Ackrell and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. Ackrell stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Ackrell in Ackrell’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Ackrell’s stockholders in connection with the proposed business combination will be included in the definitely proxy statement/prospectus the Ackrell intends to file with the SEC. Risk Factors – For a non-exhaustive description of the risks relating to an investment in the proposed business combination, please review “Risk Considerations” in the Appendix B. The distribution of this presentation may also be restricted by law and persons into whose possession this presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. Neither the SEC nor any securities commission or other regulatory authority of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the proposed business combination contemplated hereby or determined that this presentation is truthful or complete. Any representation to the contrary is a criminal offense. 3

TABLE OF CONTENTS 1 Executive Summary 2 Business Overview 3 Financials 4 Closing Remarks 5 Appendix

TODAY’S PRESENTERS Blackstone Products Roger Dahle James McCormick Scott Stevenson Founder & Chief Financial Officer Vice President, Marketing Chief Executive Officer 5

EXECUTIVE SUMMARY

OUR MISSION Make outdoor cooking ACCESSIBLE to all, for EVERY MEAL Unlock food VARIETY Create an EXPERIENCE, not just sell a product Bring families and communities TOGETHER DEFINE and lead the griddle category Deliver unbeatable QUALITY to our customers 7

BLACKSTONE

BLACKSTONE AT A GLANCE

Blackstone by the Numbers

$484M 2021 Net Revenue[1]	**$608M** 2022E Net Revenue	**71% | 34%** '16-'21[1] | '21-'24E[1] Net Revenue CAGR
$70M 2021 Adjusted EBITDA[1,4]	**$81M** 2022E Adjusted EBITDA[4]	**78**[2,3] Net Promoter Score *(vs. 60-70 for Competitors)*[5]
80% Griddle Market Share[3]	**6.9M** Griddles Sold 2016 - 2021 *(Including 2.8M Griddles in 2021)*	**31** Registered Patents With Additional 32 Pending

Key Product Categories

Griddles



74% of 2021 Revenue[1,6]

Branded Accessories



21% of 2021 Revenue[1,6]

Branded Consumables



4% of 2021 Revenue[1,6]

Key Retailer Categories

Mass Market Retailers

amazon, TARGET, Walmart

Hardware / DIY Retailers

ACE, Do it Best, Lowe's, True Value

Sporting Goods Retailers

Bass Pro Shops, Cabela's, Dick's Sporting Goods, SCHEELS

Specialty Retailers

Camping World, Nebraska Furniture Mart, QVC, Tractor Supply Co

Source: Company information. | (1) 2016 - 2017 derived from the Company's financial statements audited pursuant to GAAP in accordance with private company audit standards. 2018 – 2021 derived from the Company's financial statements audited pursuant to GAAP in accordance with PCAOB audit standards; (2) NPS of 78 across customers and 76 for broader market; (3) Per Burshek Research & Consulting; (4) EBITDA and Adjusted EBITDA are non-GAAP metrics. Adjusted EBITDA is calculated as EBITDA adjusted for certain items, including non-cash compensation expense, fees related to customer account receivable finance programs and one-time or other non-recurring expenses (such as legal expenses and other fees and expenses related to the proposed business combination). These metrics are not meant as an alternative for net income (loss) or any other items calculated in accordance with GAAP; (5) Per competitors' filings; (6) Based on gross billings. Gross billings represent amounts invoiced to customers and does not include the impact of sales adjustments, such as trade discounts and other allowances.

8

REDEFINING OUTDOOR COOKING Blackstone griddles are both penetrating the traditional outdoor cooking market and expanding the category Increase Outdoor Cooking Market Penetration Expand the Category MARKET POSITIONING WINNING MORE MEALS Increase awareness of the advantages of the Increase Outdoor Cooking Expand beyond traditional grill food to inspire Blackstone griddle vs. alternative outdoor cooking consumers and further integrate Blackstone into their Market Penetration methods, e.g., variety, convenience, speed lives – 3 meals/day, 365 days/year = 1,095 meals! BRAND AWARENESS NEW PRODUCTS AND USERS Enhance awareness of the Blackstone brand and the Drive innovation to unlock food variety and attract new aspirational qualities it inspires households and demographics to the category, e.g., families, women, additional cultures PRODUCT EXPANSION NEW MARKETS Enhance the customer experience to penetrate Expand the Leverage cross-cultural appeal of the griddle to adjacent categories such as branded accessories and Category expand internationally consumables 9 Source: Company information.

MARKET OPPORTUNITY Large and underpenetrated addressable markets in the U.S. and globally Total addressable market expected to continue to grow, driven by Blackstone’s unique customer value proposition United States1 Global (Households in Millions) Total U.S. Households Key Trends 140M U.S. population expected to grow by 2.0M Blackstone Penetration2: 3% people per year through 2060E TAM $5,700M Total Addressable Market: U.S. Griddle expected to double share of U.S. outdoor TAM households that own an outdoor 83M cooking market from 8% in 2019 to 16% by 2023E appliance and use it at least once a year Blackstone Griddle expected to expand traditional outdoor Penetration2: 5% SAM cooking industry Serviceable Addressable Market: U.S. households that use an outdoor 66M3 appliance at least once a year with Increasing awareness of the griddle and the interest in purchasing a Blackstone Blackstone Blackstone brand Reflects estimate that the $2,850M U.S. product Penetration2: 6% total addressable market4 represents 50% of the global market Source: Company information, Burshek Research & Consulting and U.S. Census Data. | (1) Estimated based on U.S. census; (2) The estimates reported here of Blackstone Penetration of Total U.S. households, TAM and SAM are all based on an installed base of approximately 4.1M Blackstone griddles sold between 2016 and 2020. In 2021, Blackstone believes it increased its market penetration, as it sold more than 2.8M griddles in the U.S.; (3) Based on U.S. TAM and a 793 non-customer survey in 2020 in which 80% of 10 respondents expressed moderate to high likelihood of purchasing a Blackstone product; (4) Derived from top-down analysis of 2019 revenue of leading outdoor cooking companies.

BLACKSTONE

KEY INVESTMENT HIGHLIGHTS

1 Dominant Position in Rapidly Growing Griddle Category

Created the category of at-home outdoor griddle cooking that is expected to continue to grow rapidly

80%
Of U.S. griddle market share

2x
Growth of griddle market share of total outdoor cooking category 2019 – 2023E

2 Lifestyle Brand with Passionate and Engaged Consumer Community

Blackstone is an enthusiast brand that the Company believes is synonymous with the griddle category

76%
Of customers (and aware non-customers) have positive brand impression

671K+
Followers across major social media platforms

3 Driver of New Product Development

Leading category innovation with strong future pipeline of new products and features

31
Patents and 32 additional patents pending

5
New product lines in development, with enhancements planned for numerous existing lines

4 Proven Go-to-Market Strategy

Deep relationships with key retailers across channels

77%
Of 2021 net revenue from customers of >5 years[1]

50%+
Of Walmart outdoor cooking category shelf-space[2]

5 Strong Historical Financial Performance

Strong historical top-line growth and high cash generation

71%
2016 – 2021 net revenue CAGR[1]

91%
2021 cash conversion[1,3,4]

6 Significant White Space for Growth

Attractive future growth prospects driven by strategic initiatives, such as increasing market penetration and expanding internationally

34%
2021 – 2024E net revenue CAGR[1]

~17%
2024E adjusted EBITDA margin[4]

7 Founder-Led Management Team

Dedicated management team led by founder Roger Dahle

13
Years spent by Roger Dahle at the helm

45%
Roger Dahle pro forma ownership[5]

Source: Company information and Burshek Research & Consulting. | (1) 2016 - 2017 derived from the Company's financial statements audited pursuant to GAAP in accordance with private company audit standards. 2018 – 2021 derived from the Company's financial statements audited pursuant to GAAP in accordance with PCAOB audit standards; (2) Company estimate; (3) Calculated as (Adjusted EBITDA – CapEx) / Adjusted EBITDA; (4) EBITDA and Adjusted EBITDA are non-GAAP metrics. Adjusted EBITDA is calculated as EBITDA adjusted for certain items, including non-cash compensation expense, fees related to customer account receivable finance programs and one-time or other non-recurring expenses (such as legal expenses and other fees and expenses related to the proposed business combination). These metrics are not meant as an alternative for net income (loss) or any other items calculated in accordance with GAAP; (5) Pro forma ownership (i) includes approximately 17.6 million RSUs expected to be awarded to Roger Dahle with annual cliff vesting over a 7 year period commencing on the third anniversary of the consummation of the proposed business combination, and (ii) assumes downside protection feature is not triggered, see p.46 for further details and assumptions.

11

BUSINESS 2 OVERVIEW

MEET BLACKSTONE - The leading griddle brand that is redefining the outdoor cooking experience

BLACKSTONE

BROAD AND HIGH QUALITY PRODUCT PORTFOLIO

We believe that Blackstone has a market leading griddle portfolio complemented by a broad range of higher-margin branded accessories and consumables

GRIDDLES

$367M
2021 Revenue[1]



74% of 2021 Revenue[1]

- Versatile everyday cooking application that can be used across breakfast, lunch and dinner
- 2008 introduction of the Blackstone 36" Griddle helped establish the category
- Blackstone griddle portfolio includes 7 active product lines with additional lines in development
- 70+ individual models

BRANDED ACCESSORIES

$106M
2021 Revenue[1]



21% of 2021 Revenue[1]

- Higher-margin branded accessories that complement the griddle portfolio
- 5:1 attachment rate[2] (including consumables) signifies large complementary revenue opportunity
- 70+ SKUs of accessories at Walmart

BRANDED CONSUMABLES

$20M
2021 Revenue[1]



4% of 2021 Revenue[1]

- Branded consumables made specifically for cooking with griddles
- Recurring revenue opportunity with high attachment rate and cross-selling potential

Source: Company information. | (1) Based on gross billings. Gross billings represent amounts invoiced to customers and does not include the impact of sales adjustments, such as trade discounts and other allowances; (2) Defined as the number of accessories and consumables sold per cooking unit.

14

BLACKSTONE

GROWING PREMIUMIZATION OF CORE GRIDDLE PRODUCT PORTFOLIO

Expanding griddle portfolio with increasing premium offering and broadening customer base

	ORIGINAL	ADVENTURE Ready	PRO SERIES	GRIDDLE PLUS	Culinary	E SERIES	PATIO COLLECTION
	2008+	2018	2018	2020	2021	2021	2021
	The original, classic line of Blackstone griddles designed for the outdoor lifestyle indulgent	The on-the-go, portable and travel-light version, ready for anything, anywhere; built for the outdoors and beyond	Designed as the perfect home base companion to the world traveler and enthusiast	The family-friendly edition, with a little something for everybody and versatile use across your food	Built for the culinary artiste, with a bevy of additional features for the full chef experience	Created to bring the outdoor griddle cooking style inside	For the adventurous, family-oriented millennial who needs both a quick weekday meal and a weekend BBQ
							
PRICE RANGE	$149 - $447	$79 - $199	$379 - $597	$329 - $815	$139 - $699	$149 - $259	$699 - $999
TARGET CUSTOMER	Age: ~50 Yearly Income: $50k Family Size: ~4	Age: ~35 Yearly Income: $60k Family Size: ~3	Age: ~60 Yearly Income: $100k Family Size: ~6+	Age: ~40 Yearly Income: $70k Family Size: ~4	Age: ~55 Yearly Income: $85k Family Size: ~4	Age: ~45 Yearly Income: $85k Family Size: ~5	Age: ~40 Yearly Income: $80k Family Size: ~3
KEY RETAILERS	amazon, DICK'S, ACE	Walmart	Walmart	Walmart	Lowe's	Walmart	ACE, Tractor Supply Co

Source: Company information.

15

COMPLEMENTED BY RANGE OF BRANDED ACCESSORIES AND CONSUMABLES

Breadth of accessory and consumable offering helps create excitement about outdoor cooking, makes using a Blackstone griddle easy and enjoyable, and drives recurring revenue

Branded Accessories



Griddle Toolkits

Classic griddle kits are designed to provide the basic tools needed to cook on a Blackstone griddle while specialty kits make it easier to cook and serve certain foods



Preparation and Cooking Accessories

Cutting boards, knives, presses, storage containers, basting domes, thermometers and more



Covers and Carry Bags

Griddle covers are Blackstone's most popular accessory. Carry bags provide customers the option to take their griddles with them on their adventures

125+ Accessories

Branded Consumables



Seasonings

First launched in 2019, Blackstone started with six unique seasonings and now has more than 34 different flavors



Sauces

Sear and Serve sauces are specifically formulated with a non-sugar base to reduce without adhering to the griddle top



Griddle Care

Blackstone's griddle care products, such as the Degreaser Cleaner Spray and Cast Iron Seasoning and Conditioner, make it easy to clean-up and maintain griddles

U.S. Manufactured

Source: Company information.

16

A NEW COOKING PLATFORM THAT’S IGNITING A MEDIA MOVEMENT Blackstone has one of the largest and fastest growing social media communities of any outdoor cooking brand Live Events Branded Channels Social Media Building excitement while Expanding digital distribution to go An energized digital community creating community directly to our audience hungry for content > 2.8 million > 142 thousand Griddle group Blackstone members subscribers > 1 billion > 168 thousand #blackstone Blackstone #blackstonegriddle followers views Griddle Nation is Blackstone’s all-inclusive, multi-ethnic and culturally diverse community of users who love sharing their passion for cooking on a Blackstone griddle 17

BLACKSTONE

ORIGINAL CONTENT DRIVES CUSTOMER ENGAGEMENT

Blackstone produces personality-driven cooking shows highlighting unique culinary styles and experiences that connect authentically with our community


COOK
EAT REPEAT

Nathan Lippy

A professionally trained chef from the Culinary Institute of America. He shares his love of elevated food with culinary authority


LET'S GIVE IT A TRY!
WITH TODD TOVEN

Todd Toven

Into hunting, camping and all things adventure. Host of Blackstone's Griddle More Tour and live cooking demonstrations for new store openings for different retailers


FAMILY STYLE

Desirée Ruberti-Dukes

Better known as Blackstone Betty, she is a "Nona-in-training" – a home cook that loves making Italian food on a Blackstone and sharing it with friends and family


CJ's First Cooking Show

CJ Frazier

Your average dad who wants to be the hero of the backyard. He cooks fast, fun and easy meals with budget-friendly ingredients often with picky eaters in mind


Destination
DELICIOUS

Spencer & Kristi

"Destination Delicious" follows Kristi, Spencer, and their son Kade. They live full-time in an RV and travel the country documenting their adventures and the meals they cook along the way


Bruce Mitchell
ON THE BAYOU

Bruce "Alligator Man" Mitchell

From the popular History Channel show *Swamp People*, Bruce has a unique take on life in the Louisiana Bayou and hunts, catches and cooks locally sourced food

Blackstone's influencers – hired as employees or independent contractors – engage and inspire our audience with more than 400 videos available online and host weekly live streams on our social media platforms

Source: Company information.

18

BLACKSTONE

FAVORABLE BRAND EQUITY POSITIONING

Enthusiast brand with high distinctiveness and centrality versus peers

2021 Brand Perception



"Unconventional"
"Aspirational"
"Peripheral"
"Mainstream"
Weber
BLACKSTONE
Coleman
Traeger
Camp Chef
Pit Boss
NexGrill
Distinctiveness¹
Centrality²

Key Brands in the Category

	Category	Portability	Power / Heat
BLACKSTONE	Griddle	Portable + Fixed	Gas, Electric
TRAEGER	Smoker	Fixed	Electric
Weber	Grill, Smoker	Portable	Gas, Charcoal
Camp Chef	Griddle, Smoker	Portable	Gas, Electric
Coleman	Griddle	Ultra-Portable	Gas
Pit Boss	Grill, Smoker	Fixed	Gas, Charcoal, Electric
NEXGRILL	Griddle, Grill, Smoker	Portable	Gas, Charcoal, Electric

Source: Company information and Burshek Research & Consulting. | (1) Based on the survey question to Blackstone's core target market: "Rate each of the following brands for how distinct they are in the outdoor cooking appliance category"; (2) Based on the survey question to Blackstone's core target market: "Rate each of the following brands for how much they define the outdoor cooking appliance category."

19

WHY THE GRIDDLE? Key Advantages of the Griddle Product Food Variety Ease of Use Cook Speed Breakfast Lunch Dinner ïƒ¼ Can be used for breakfast, lunch and dinner ïƒ¼ïƒ¼ïƒ¼ïƒ¼ Greater variety of food versus other outdoor cooking methods GRIDDLE ïƒ¼ Easy to turn on and simple to clean âœ—ïƒ¼ïƒ¼ïƒ¼ Heats up quickly: food can be cooked in a matter of minutes GAS GRILL ïƒ¼ Hot solid surface creates superior flavor by retaining the food’s juices âœ—ïƒ¼ïƒ¼ and enabling the distinctive browning and crust CHARCOAL GRILL ïƒ¼ Creates community: draws natural attention at all types of occasions âœ— âœ—ïƒ¼ ïƒ¼ Variety of sizes and styles enabling on the go cooking SMOKER 20

DISRUPTIVE GRILLING METHODS EXPECTED TO DRIVE MARKET GROWTH

Griddle market following similar trajectory to pellets, with Blackstone driving the growth

Evolution of U.S. Outdoor Cooking Market



Early market dominated by traditional gas and charcoal grills
Increasing penetration of new outdoor cooking methods: first pellet grills, now griddles
10%
30%
60%
8%
15%
7%
20%
50%
16%
20%
6%
15%
43%
Griddle
Pellet Grill
Other
Charcoal Grill
Gas Grill
2005 - 2014
2019
2023E

Key Peers Net Revenue Evolution ($M)



Weber[3,4]
n.a.
$704
$715
$881
$1,102
Traeger
$262
$292[6]
$363
$546
$786
Blackstone[7]
$67
$112
$153
$293
$484
2017
2018
2019
2020
2021

	'17 - '21 CAGR	'20 - '21 Growth	Segment Market Share
Weber	12%[1]	25%	23%[2]
Traeger	32%	44%	54%[5]
Blackstone	64%	65%	80%[5]

Source: Company information, broker research, filings and Burshek Research & Consulting. | (1) Reflects 2018 to 2021 net revenue CAGR; (2) Per Weber S-1 filing, represents Weber U.S. market share of outdoor cooking market; (3) Includes Americas net sales only; (4) Net revenue for respective fiscal years ended September 30; (5) Per Burshek Research & Consulting studies. For Traeger, represents estimated market share of U.S. pellet grill category. For Blackstone, represents estimated market share of U.S. griddle category; (6) Per Wall Street research; (7) 2017 derived from the Company's financial statements audited pursuant to GAAP in accordance with private company audit standards. 2018 – 2021 derived from the Company's financial statements audited pursuant to GAAP in accordance with PCAOB audit standards.

21

TECHNOLOGY MEETS INNOVATION Defensible market position driven by first mover advantage and intellectual property portfolio Rear Grease Demonstrated First Mover Advantage Management Blackstone believes that it created the griddle market and continues to lead System on innovation Side Shelf + Cutout Extensive Portfolio of IP and Patents Blackstone holds 31 registered patents with a further 32 pending (which the Company believes is the most in the griddle category) Gas & Electric Air Fryers + Best-in-Class New Product Development Blackstone believes that its dedicated in-house product development team continues to drive category innovation, with a long pipeline of new products and features 22 Source: Company information.

CURRENT INNOVATION PIPELINE Ongoing innovation focused on product premiumization and increasing average ticket size Existing Product Innovation New Product Introductions Adjacent Product Innovation Market Expansion Enhance existing portfolio with new Expand product portfolio into Supplement griddles with range of Leverage market leading griddle technology, functionality and premium, higher price products products to drive recurring revenue technology and experience to expand aesthetics and higher margins product range into alternative uses Design Updates E-Series Accessories Aesthetic design Versatile tabletop Higher-margin updates to appeal to electric griddles that branded products higher-end can be used with high consumers indoors and attachment rates Commercial / outdoors (2021) Food Service Expansion into adjacent commercial Technology Pizza Ovens Consumables products Apps for users to Specialized product Specifically further interact with targeting high designed branded Blackstone products demand sector products for the (expected 2022) griddle Multiple additional products and features in early stages of development

DEEP CUSTOMER RELATIONSHIPS ACROSS MULTIPLE CHANNELS Long-standing relationships with the key retailers Penetration of Largest Retailers Unique Access to the Broader Channel Set (% of 2021 Net Revenue) Other Mass Market Retailers Hardware / DIY Retailers Sporting Goods Retailers Specialty Retailers DTC 11% 2% Top Customer Top 2—5 56% Customers 31% Long-Standing Customer Relationships (% of 2021 Net Revenue by Customer Tenure) <5 Years 23% >5 Years 77% Source: Company information. 24

PILLARS OF GROWTH STRATEGY Identified and actionable opportunities to grow domestically and internationally Further Market Penetration International Expansion New Product Development Grow Recurring Revenue Direct-To-Consumer Exclusive Mobile Lines Lines Product Customer Segments Segments Premium Lines Continue to grow Expand into new Extend product line Leverage our attachment Leverage digital awareness of griddle international markets based on new rate2 of 5:1 which we customer engagement to cooking and the across Europe, MENA1, technologies and designs believe is the highest in increase proportion of Blackstone brand Asia and Latin America Develop higher ticket and the industry DTC sales Further penetrate the Leverage broad multi- / or margin products, Introduce additional Further own and deepen addressable market cultural appeal of griddle such as pizza ovens and branded accessories and relationships with the cooking additional accessories consumables and end-user Build on demonstrated and consumables increase the number of demand retail outlets for these products in the future Note: (1) Middle East and North Africa. (2) Defined as the number of accessories and consumables sold per cooking unit. Reflects attachment rate in 2021. 25

FURTHER MARKET PENETRATION Significant scope to increase market penetration due to relatively low brand awareness but high buying propensity Outdoor Cooking Market Brand Awareness Key Strategic Actions Building market awareness is critical to future growth 65% of “aware” non-owners express very high buying propensity vs. only 23% of “unaware” non-owners Weber Char-Broil Increase production Work with key retailers to Coleman capacity to satisfy grow distribution and demand expand bespoke product Cuisinart range Pit Boss Traeger CharGriller BBQ Pro Green Egg Broil King Blue Rhino Expand traditional media Grow social media following Camp Chef advertising campaigns through new digital content Dyna Glo and partnerships Broilmaster 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Own Now Owned in past Aware, never used Never heard of it Source: Company information and Burshek Research & Consulting. 26

SCALE, MOMENTUM AND ENGAGEMENT Blackstone is an enthusiast brand with highly engaged user communities Search Volume Illustrates Potential Demand Strong Social Media Growth1 Highly Active & Engaged Social Communities 53% of consumers search Amazon first when Blackstone’s social following is growing at a Blackstone users gather in larger numbers than purchasing products digitally2 rapid pace comparable online communities 3 (M) Organic User Group Members4 Amazon Searches 281% 0.8 Growth 0.6 1,944,000 0.4 0.2 0.0 2019 2020 2021 (M) 2.0 70% 1.5 Growth 409,000 370,000 27% 1.0 Growth 0.5 0.0 2019 2020 2021 Source: Dynata, Helium10, Rival IQ and Facebook. | (1) Rival IQ Follower Growth Combined for Twitter, Facebook, Instagram, YouTube and TikTok from August 5, 2019 to September 2, 2021; (2) ChannelAdvisor as cited in company blog conducted by Dynata, October 9, 2020; (3) Helium10 Data Estimated Monthly Amazon Search Volume for Blackstone, Blackstone Griddle, Traeger, Traeger Grill, Traeger Smoker, Weber and Weber Grill from August 28, 2020 to August 27, 2021; (4) Combined Top 10 organically created Facebook 27 user group members per brand as of March 8, 2022.

INTERNATIONAL EXPANSION

We believe that the griddle has greater international compatibility and consumer awareness than other outdoor cooking methods

International Opportunities Abound



EMEA[1]
Mexico
BLACKSTONE
APAC[2]
South America

Broad multi-cultural acceptance of griddle cooking and greater awareness internationally, primarily in Asian and Spanish-influenced cultures

Griddling seen as natural method of cooking for large groups and entertainment

Blackstone Projected International Net Revenue Evolution

(% of Net Revenue)



International
<1%
2021
North America
>99%
International
~25%
Target
North America
~75%

- Made key hires in sales and marketing focused on international expansion
- In active discussions with key retailers in Canada, Mexico, Australia and Europe

Peer International Net Revenue

(% of FY2021 Net Revenue)



AMEA[2] & APAC[3]
44%
weber
Americas
56%
International
6%
North America
94%
TRAEGER

Source: Company information, Weber 10-K filing and Traeger 10K filing. | (1) Europe, Middle East and Africa; (2) Asia-Pacific.

28

INTRODUCTION TO XIAMEN COWELL Long-standing relationship with key supplier Fugang ï,§ Current majority shareholder and primary manufacturer of Blackstone griddlesï,§ Will own ~26% of pro forma Blackstone equity1ï,§ Family-owned business based in Xiamen, China, focused on manufacturing and developing steel-based products ï,§ More than 2,000 employees (up to 3,500 during the peak manufacturing season)ï,§ Dedicated factory at Fugang to support Blackstone manufacturing activities ï,§ Xiamen Cowell continues to invest in and expand capacity at Fugang Fugang Facility Mapï,§ Manufacturing supply agreement in place Passed “Qualified Supplier Evaluation” Facilities ISO9001 Quality Management conducted by Walmart Systems Certification compliant Source: Company information. | (1) Pro forma ownership (i) includes approximately 17.6 million RSUs expected to be awarded to Roger Dahle with annual cliff vesting over a 7 year period commencing on the third anniversary of the consummation of the proposed business 29 combination, and (ii) assumes downside protection feature is not triggered, see p.46 for further details and assumptions.

SUPPLY CHAIN EVOLUTION We are further diversifying our supplier base geographically, including further manufacturing in the U.S. Diversifying Supplier Base Geographically KEY ACTIONS 2021 Futureï,§ In active discussions with suppliers across South East Asia (Vietnam, Philippines, Cambodia) and other regions in China ï,§ Negotiating with U.S. suppliers for high-end griddles and Griddles & accessories Other ï,§ Hired employees to focus on expanding supply chain Other KEY OBJECTIVES Accessories and Covers ïƒ¼ Reduce supplier costs / increase marginsïƒ¼ Reduce tariffs / geopolitical riskïƒ¼ Increase production capacity Consumablesïƒ¼ Increase supplier diversification Source: Company information. 30

RECENT AGREEMENTS WITH NEW SUPPLIERS Agreements with new suppliers will increase griddle production capacity by ~25% in 2022E to support record demand as the Company plans to expand its presence in the U.S. and abroad China Vietnam New agreement with second major producer in New agreement with supplier in Vietnam for griddles. Production China for griddles. Production commenced in expected to commence in June 2022. Material financial benefit March 2022. from tariff reductions for production outside of China. Source: Company information. 31

FOUNDER-LED MANAGEMENT TEAM Passionate management team that is invested in the Company’s long-term future Full-time (160), Part-time (22) and Seasonal (10) Employees Department Count Accounting and Finance 13 Administrative Services 2 ROGER DAHLE JAMES MCCORMICK Founder & CEO Chief Financial Officer Customer Service and HR 29 Executive 10 Information Technology 3 Operations 78 Research and Development 24 Sales and Marketing 33 PERRY JENSEN MIKE MOSER SCOTT STEVENSON Vice President, Sales Vice President, Operations Vice President, Marketing Total 192 Other Key Management JC BUSH VINCENT CHEN BOB HEBNER JARED JENSEN SHERRIE LECHEMINANT MARK MCCONKIE Director, Director, Director, Director, Director, Director, Product Development Accounting Sourcing Specialty Markets Human Resources Compliance Source: Company information. 32

BLACKSTONE

SIGNIFICANT INDUSTRY, FINANCIAL & PUBLIC COMPANY BOARD EXPERIENCE



ROGER DAHLE

Founder & CEO of Blackstone Products

Has led Blackstone from founding to net revenue of over $400M. Previous positions include CEO of Cache Sales, VP of Sales for Icon Health & Fitness (now iFIT) and National Sales Manager for Johnson & Johnson.



BRADLEY JOHNSON

Significant leadership experience at prominent outdoor and retail companies

Previous positions include CFO & CAO at Recreational Equipment Inc. (REI), CFO at Cornerstone Brands, CFO & CAO at Lands' End and CFO, Controller & VP Operations at Wilsons The Leather Experts



FRED BECK

Over 30 years experience as a CFO

Former CFO & Treasurer at ICON Health & Fitness (now iFIT), leading the business from a domestic wholesale company to an international leader with approximately $700M revenue



DENISE GARNER

Significant experience in the consumer products industry, leading global R&D and innovation for a Fortune 500 company

More than a 25 year career at The Clorox Company. Currently Senior VP, Chief Innovation Officer. Past management positions across R&D, product supply and product commercialization and across various product categories.



JANET LAMKIN[1]

Extensive senior executive experience leading cross-functional teams

Senior VP, Market and Community Innovation at United Airlines. Previous positions include President, California at United Airlines, President, California at Bank of America and CEO at the California Bankers Association.



MIKE ACKRELL

Founder of Ackrell Capital

Chairman at Ackrell SPAC Partners I Co. Previous positions include Sr. Managing Director, U.S. Tech Investment Banking at ABN AMRO, Head of Investment Banking at WR Hambrecht+Co and Senior VP at Donaldson, Lufkin & Jenrette.



SHAWN LEE

President of Cowell Group

President of Cowell Group since 2015. Substantial supply chain experience and has led Cowell in significantly growing its production capacity for outdoor cooking products and fitness equipment. Board member of North Atlantic Imports, LLC.

Note: Expected Board of Directors to become effective at the closing of the proposed business combination. | (1) Janet Lamkin is the spouse of William Lamkin, a member of the Board of Directors of Ackrell SPAC Partners I Co.

33

3 FINANCIALS

BLACKSTONE

HISTORICAL FINANCIAL PROFILE

Proven track record of net revenue growth and cash generation, with a 71% net revenue CAGR 2016 – 2021

Net Revenue ($M) and % YoY Growth[1]


2016 – 2021 CAGR: 71%
$33
$67
$112
$153
$293
$484
2016
2017
2018
2019
2020
2021
92%
103%
66%
37%
91%
65%

Gross Profit ($M) and % Margin[1]


2016 – 2021 CAGR: 65%
$8
$20
$11[2]
$25[2]
$56
$98
2016
2017
2018
2019
2020
2021
24%
29%
6%
16%
19%
20%

Adjusted EBITDA[4] ($M) and % Margin[1]


2016 – 2021 CAGR: 73%
$5
$11
($7)
$6
$32
$70
2016
2017
2018
2019
2020
2021
14%
16%
NM
4%
11%
15%

Free Cash Flow Conversion[1,3,4] (%)


97%
93%
Average[5]: 92%
NM
83%
98%
91%
2016
2017
2018
2019
2020
2021

Source: Company information. | (1) 2016 - 2017 derived from the Company's financial statements audited pursuant to GAAP in accordance with private company audit standards. 2018 – 2021 derived from the Company's financial statements audited pursuant to GAAP in accordance with PCAOB audit standards; (2) Cost of goods sold in 2018 and 2019 includes approximately $9.6M and $3.7M, respectively, related to extraordinary supplier price increases implemented in Q1 2018. Cost of goods sold in 2019 also includes approximately $1.0M related to non-recurring freight fees; (3) EBITDA and Adjusted EBITDA are non-GAAP metrics. Adjusted EBITDA is calculated as EBITDA adjusted for certain items, including non-cash compensation expense, fees related to customer account receivable finance programs and one-time or other non-recurring expenses (such as legal expenses and other fees and expenses related to the proposed business combination). These metrics are not meant as an alternative for net income (loss) or any other items calculated in accordance with GAAP. EBITDA and Adjusted EBITDA in 2018 and 2019 are not adjusted for approximately $9.6M and $3.7M, respectively, related to extraordinary supplier price increases implemented in Q1 2018; (4) Calculated as (Adjusted EBITDA – CapEx) / Adjusted EBITDA; (5) Excludes 2018.

35

BLACKSTONE

FY 2021 FINANCIAL SNAPSHOT

Continued strong performance through Q4 resulted in FY 2021 net revenue and adjusted EBITDA significantly higher than previous guidance

Net Revenue[1] ($M)



+65%
+15%
+6%
$293
$422
$458
$484
FY2020 Actual
FY2021 Budget as of Sep. 2021
FY2021 Budget as of Nov. 2021
FY2021 Actual

Adjusted EBITDA[2] ($M) and % Margin[1] (%)



10.9%
11.0%
12.7%
14.5%
+120%
+50%
+21%
$32
$47
$58
$70
FY2020 Actual
FY2021 Budget as of Sep. 2021
FY2021 Budget as of Nov. 2021
FY2021 Actual

Source: Company information. | (1) 2020 and 2021 derived from the Company's financial statements audited pursuant to GAAP in accordance with PCAOB audit standards; (2) EBITDA and Adjusted EBITDA are non-GAAP metrics. Adjusted EBITDA is calculated as EBITDA adjusted for certain items, including non-cash compensation expense, fees related to customer account receivable finance programs and one-time or other non-recurring expenses (such as legal expenses and other fees and expenses related to the proposed business combination). These metrics are not meant as an alternative for net income (loss) or any other items calculated in accordance with GAAP.

36

BLACKSTONE

STRONG MOMENTUM IN 2021

Blackstone demonstrated strong momentum in 2021 with net revenue up 65% year on year[1]
Limited sales seasonality as Blackstone griddles have extended the traditional outdoor cooking season

Quarterly Net Revenue[1] ($M)

Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
-	-	-	National Griddle Week	Memorial Day	Father's Day	4th of July	-	Labor Day	-	Black Friday	Christmas

	Q1	Q2	Q3	Q4
2020 – 2021 Growth:	+105%	+60%	+16%	+108%
2021 – 2022 Growth:	+28%			



$49
$100
$128
$87
$139
$88
$102
$69
$143
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
% Total Net Revenue[2]:	19%	29%	24%	27%

2020 2021 2022

Source: Company information. | Note: Fiscal year ended December of each respective year. (1) 2020 and 2021 financials derived from the Company's financial statements audited pursuant to GAAP in accordance with PCAOB audit standards. Q1 2022 unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for interim financial information and on a basis consistent with the annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the periods presented. (2) Total net revenue includes 2020 and 2021.

37

Q1 2022 FINANCIAL SNAPSHOT Blackstone continued to demonstrate strong momentum through Q1 2022 Quarter Ended March 31, YoY Increase LTM as of ($ in millions, unaudited) 2022 2021 Amount % March 31, 2022 Net Revenue $128 $100 $28 28% $512 Gross Profit $27 $21 $6 31% $104 Gross Margin 21.4% 21.0% 20.4% Adjusted EBITDA(1) $19 $14 $5 34% $75 Adjusted EBITDA Margin (1) 14.6% 13.9% 14.7% Source: Company information. | Note: The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and on a basis consistent with the annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the periods presented. These interim financial results are not necessarily 38 indicative of the results to be expected for any other future annual or interim period. (1) EBITDA and Adjusted EBITDA are non-GAAP metrics. These metrics are not meant as an alternative for net income (loss) or any other items calculated in accordance with GAAP.

PROJECTED FINANCIAL PROFILE By 2024E, net revenue expected to be $1B+ with adjusted EBITDA approaching $200M Net Revenue ($M) and % YoY Growth Gross Profit ($M) and % Margin Adjusted EBITDA1 ($M) and % Margin 2021 – 2024E CAGR: 34% $1,168 2021 – 2024E CAGR: 46% $839 $307 2021 – 2024E CAGR: 41% $196 $608 $208 $484 $131 $132 $98 $81 $70 2021 2022E 2023E 2024E 2021 2022E 2023E 2024E 2021 2022E 2023E 2024E 65% 33% 38% 39% 20% 22% 25% 26% 15% 13% 16% 17% Source: Company information. | (1) EBITDA and Adjusted EBITDA are non-GAAP metrics. Adjusted EBITDA is calculated as EBITDA adjusted for certain items, including non-cash compensation expense, fees related to customer account receivable finance programs and one- 39 time or other non-recurring expenses (such as legal expenses and other fees and expenses related to the proposed business combination). These metrics are not meant as an alternative for net income (loss) or any other items calculated in accordance with GAAP.

THE BLACKSTONE OF TOMORROW

Vision to be a leading outdoor cooking company with a brand that resonates around the world

BLACKSTONE

	2021	TARGET
Net Revenue ($M)	$484M	$2,000M+
Gross Margin (%)	20%	~35%
Adjusted EBITDA[2] Margin (%)	15%	~22%
International Sales (% of Net Revenue)	<1%	~25%
Direct-to-Consumer (% of Net Revenue)	2%	~10%
Accessories & Consumables (% of Net Revenue)	25%	~30%
Total Cooking Units Sold per Year	2.8M	10M+
Average Revenue / Cooking Unit Sold	$127	$180+

Source: Company information.

40

PATH TO MARGIN EXPANSION Target gross margin in the mid-30%s and adjusted EBITDA1 margin >20% Margin Evolution (%) Gross Margin Expansion Supply chain diversification and enhancement Gross Margin Adjusted EBITDA1 Margin Expansion of supplier base ~35% New, automated second U.S. warehouse opened in Q4 2021 Favorable product mix and new product introductions Pricing optimization ~22% 20% Operating Leverage 15% Economies of scale benefits driven by: Sales and marketing Research and development General and administrative 2021 Target 2021 Target Source: Company information. | (1) EBITDA and Adjusted EBITDA are non-GAAP metrics. Adjusted EBITDA is calculated as EBITDA adjusted for certain items, including non-cash compensation expense, fees related to customer account receivable finance programs and one- 41 time or other non-recurring expenses (such as legal expenses and other fees and expenses related to the proposed business combination). These metrics are not meant as an alternative for net income (loss) or any other items calculated in accordance with GAAP.

CLOSING 4 REMARKS

Dominant Position in Rapidly Growing Griddle Category Lifestyle Brand with Passionate and Engaged Consumer Community Driver of New Product Development Proven Go-to-Market Strategy Strong Historical Financial Performance Significant White Space for Growth Founder-Led Management Team 43

5 APPENDIX A

BLACKSTONE

PROPOSED TRANSACTION SUMMARY

Ackrell SPAC Partners Overview

- Ackrell SPAC Partners I Co. ("Ackrell") is a Nasdaq-listed SPAC formed to complete a combination with a branded consumer goods business
- Public since December 21, 2020 under the ticker "ACKIU"
- Has $139M[1] in cash in trust, which can be used by the merger partner as growth capital, to repay debt or for shareholder payments
- Seeking a privately-held, high-growth merger partner with an enterprise value of $500M - $1B+
  - Stable and / or growing revenue
  - Branded products and / or a strong distribution platform
  - Management team with strong integrity, character and ethics, with the skill to operate a public company and with a commitment to long-term value creation
  - Shareholders that want to stay invested in the company and participate in future growth

Transaction Summary

Transaction	▪ On December 22, 2021, Ackrell entered into a definitive business combination agreement with North Atlantic Imports, LLC d/b/a Blackstone Products ("Blackstone" or the "Company"), a leading producer of griddles and accessories for outdoor cooking use, headquartered in Logan, UT ▪ Transaction is expected to close in Q2 2022 ▪ Post-closing, the Company will retain the Blackstone name ▪ Company is expected to trade under the ticker "BLKS"

Valuation	▪ Transaction implies a pro forma enterprise value of $900M
	  ▪ 11.1x 2022E adjusted EBITDA[2] of $81M
	    ▪ Implies ~23% discount to Traeger's current valuation and ~37% discount to Traeger's valuation at IPO[3]
	▪ Existing Blackstone shareholders will receive 71% of the pro forma equity[4]

Capital Structure	▪ Transaction will be funded by a combination of Ackrell cash held in trust, equity roll-over from existing Blackstone ownership and proceeds from the PIPE and convertible offering ▪ Transaction expected to result in ~$95M[5] net proceeds to Blackstone to be used to invest in further marketing efforts, new product development and international expansion ▪ Strong balance sheet with positive working capital and ~$120M[5] net debt post-closing

Source: Company information. | (1) Excludes cash deposited in trust to obtain SPAC extensions; (2) EBITDA (earnings before interest, taxes, depreciation and amortization) and Adjusted EBITDA are non-GAAP metrics. Adjusted EBITDA is calculated as EBITDA adjusted for certain items, including non-cash compensation expense, fees related to customer account receivable finance programs and one-time or other non-recurring expenses (such as legal expenses and other fees and expenses related to the proposed business combination). These metrics are not meant as an alternative for net income (loss) or any other items calculated in accordance with GAAP; (3) Per FactSet as of May 23, 2022; (4) Pro forma ownership (i) includes approximately 17.6 million RSUs expected to be awarded to Roger Dahle with annual cliff vesting over a 7 year period commencing on the third anniversary of the consummation of the proposed business combination, and (ii) assumes downside protection feature is not triggered, see p.46 for further details and assumptions; (5) Assumes no redemptions, see p.46 for further details and assumptions.

45

BLACKSTONE

TRANSACTION OVERVIEW

Transaction Summary

- Expected pro forma equity value of $783M and enterprise value of $900M
  - Represents 11.1x 2022E adjusted EBITDA[2] of $81M
- ~$95M of net proceeds used to deliver cash to balance sheet
- Existing Blackstone shareholders will own 71% of the pro forma equity[3,4]
  - Roger Dahle to own 45%
  - Cowell to own 26%

Estimated Sources & Uses ($M)

Sources of Funds	
SPAC Cash in Trust[1]	$139
PIPE Investment	31
Convertible Note	111
Total Proceeds Available	*281*
Blackstone SHs Rollover Equity	559
Other Equity Roll[5]	56
Total Sources	**$896**

Uses of Funds	
Cash to Cowell International	$150
Blackstone SHs Rollover Equity	559
Total Value to Blackstone SHs	*709*
Other Equity Roll[5]	56
Cash to Balance Sheet	95
Fees & Expenses	37
Total Uses	**$896**

Pro Forma Valuation[2] ($M, Except Per Share Data)

Pro Forma Shares Outstanding (M)	78.3
Illustrative Share Price	$10.00
Pro Forma Equity Value	**$783**
Estimated Cash on Balance Sheet at Closing	(95)
Estimated Debt on Balance Sheet at Closing	211
Implied Pro Forma Enterprise Value	**$900**
Pro Forma EV / 2022E Revenue	*1.5x*
Pro Forma EV / 2023E Revenue	*1.1x*
Pro Forma EV / 2022E Adjusted EBITDA	*11.1x*
Pro Forma EV / 2023E Adjusted EBITDA	*6.9x*
Total Debt / 2021 Adjusted EBITDA	*3.0x*
Net Debt / 2021 Adjusted EBITDA	*1.7x*

Illustrative Pro Forma Ownership at $10.00 per Share[3,4]



Public Shareholders 18%
Sponsor Founders & Others[5] 7%
PIPE 4%
Cowell 26%
Roger Dahle 45%
$783M
PF Equity Value

Source: Company information. | Note: Ackrell Capital, LLC ("Ackrell Capital") is acting as sellside advisor and Nomura Securities International, Inc. ("Nomura") is acting as buyside advisor in the proposed business combination. Nomura is acting as lead placement agents on the PIPE transaction. Michael K. Ackrell is the Chairman of Ackrell SPAC Partners I Co. and the founder and Chief Executive Officer of Ackrell Capital. Does not include warrants. Assumes no redemptions. Includes transfer of 0.267 million shares from the SPAC Sponsor and existing Blackstone shareholders to PIPE investors. Up to 2.464 million common shares (1.040 million shares from the SPAC Sponsor and 1.424 million shares from the shares being issued as merger consideration to Blackstone's existing shareholders) shall be held in escrow and used to provide a limited guarantee of the post-closing stock price to certain PIPE investors who sign an extended anti-hedging anti-shorting agreement and are still holding their shares at the end of the applicable guarantee period if the stock price is below $10.00 at such time (which we refer to as the "downside protection feature"). For the avoidance of doubt, no new shares will be issued, and such limited guarantee will cause no change to the Company's pro forma share count. Final amount of PIPE Investment and Convertible Note subject to change. (1) Excludes cash deposited in trust to obtain SPAC extensions; (2) EBITDA and Adjusted EBITDA are non-GAAP metrics. Adjusted EBITDA is calculated as EBITDA adjusted for certain items, including non-cash compensation expense, fees related to customer account receivable finance programs and one-time or other non-recurring expenses (such as legal expenses and other fees and expenses related to the proposed business combination). These metrics are not meant as an alternative for net income (loss) or any other items calculated in accordance with GAAP; (3) Excludes option pool and warrants; (4) Pro forma ownership (i) includes approximately 17.6 million RSUs expected to be awarded to Roger Dahle with annual cliff vesting over a 7 year period commencing on the third anniversary of the consummation of the proposed business combination, and (ii) assumes downside protection feature is not triggered; (5) Includes Sponsor Founders, Private Units, Underwriter Rep Shares and Ackrell Capital Shares.

46

BLACKSTONE

PUBLIC COMPARABLES – VALUATION BENCHMARKING

EV / 2022E Adjusted EBITDA[1] (x)



Core Outdoor Cooking
Consumer Enthusiast Goods
BLACKSTONE DISCOUNT (PREMIUM):
37% 23%
23% 32%
18% (86%)
n.m.²
37%
14%
9%
(7%)
(115%)
At IPO
Current
11.1x
17.6x
14.3x
14.4x
16.4x
13.5x
6.0x
MEDIAN: 12.2x
n.m.²
17.5x
12.9x
12.2x
10.4x
5.2x
BLACKSTONE
TRAEGER
weber
solo brands
PELOTON
lululemon
THULE 3
FOX
YETI
LOVESAC

EV / 2023E Adjusted EBITDA[1] (x)



Core Outdoor Cooking
Consumer Enthusiast Goods
BLACKSTONE DISCOUNT (PREMIUM):
46% 28%
47% 40%
39% (37%)
n.m.²
54%
43%
36%
21%
(87%)
At IPO
Current
6.9x
12.7x
9.6x
12.9x
11.4x
11.2x
5.0x
MEDIAN: 10.7x
n.m.²
14.9x
12.0x
10.7x
8.7x
3.7x
BLACKSTONE
TRAEGER
weber
solo brands
PELOTON
lululemon
THULE 3
FOX
YETI
LOVESAC

Source: Company information and Factset as of May 23, 2022. | Note: Financials calendarized to December year end. (1) EBITDA and Adjusted EBITDA are non-GAAP metrics. Adjusted EBITDA for Blackstone is calculated as EBITDA adjusted for certain items, including non-cash compensation expense, fees related to customer account receivable finance programs and one-time or other non-recurring expenses (such as legal expenses and other fees and expenses related to the proposed business combination). These metrics are not meant as an alternative for net income (loss) or any other items calculated in accordance with GAAP; (2) Negative adjusted EBITDA in 2022E and 2023E; (3) Capitalization and financials shown on an IFRS 16 basis.

47

BLACKSTONE

PUBLIC COMPARABLES – OPERATIONAL BENCHMARKING

		Net Revenue CAGR (%)		Adjusted EBITDA[1] Margin (%)	
		2019 – 2021 Net Revenue CAGR[2]	2021 – 2023E Net Revenue CAGR[2]	2021 Adjusted EBITDA[1] Margin[2]	2023E Adjusted EBITDA[1] Margin
	BLACKSTONE	78%	32%	15%	16%
Core Outdoor Cooking		MEDIAN: 34%	MEDIAN: 10%	MEDIAN: 14%	MEDIAN: 15%
	TRAEGER	47%	10%	14%	12%
	weber	20%	(1%)	12%	15%
	solo brands	n.a.	27%	30%	22%
Consumer Enthusiast Goods		MEDIAN: 28%	MEDIAN: 15%	MEDIAN: 20%	MEDIAN: 22%
	PELOTON	83%	(2%)	(12%)	0%
	LOVESAC	46%	25%	11%	13%
	FOX	32%	12%	19%	21%
	lululemon	25%	17%	26%	26%
	YETI	24%	17%	22%	23%
	THULE[3]	21%	8%	24%	24%

Source: Company information and Factset as of May 23, 2022. | Note: Financials calendarized to December year end. (1) EBITDA and Adjusted EBITDA are non-GAAP metrics. Adjusted EBITDA for Blackstone is calculated as EBITDA adjusted for certain items, including non-cash compensation expense, fees related to customer account receivable finance programs and one-time or other non-recurring expenses (such as legal expenses and other fees and expenses related to the proposed business combination). These metrics are not meant as an alternative for net income (loss) or any other items calculated in accordance with GAAP; (2) 2019 – 2021 derived from the Company's financial statements audited pursuant to GAAP in accordance with PCAOB audit standards; (3) Capitalization and financials shown on an IFRS 16 basis.

48

BLACKSTONE

SIGNIFICANT POTENTIAL UPSIDE BASED ON PEER VALUATIONS

Implied Future EV Based on Peer Multiples ($M)

2022E Adjusted EBITDA[1]	$81
Transaction Multiple	11.1x
Transaction Enterprise Value	**$900**
2023E Adjusted EBITDA[1]	$131
Illustrative Forward Multiple	13.5x
Future Enterprise Value (@ December 2022)	**$1,772**
% Total Return (Through December 2022)	*97%*
Illustrative Discount Rate	15.0%
PV of Future Enterprise Value (@ June 2022)	**$1,653**
% Upside to Original Transaction	*84%*

Summary of Approach

- Applies an EV / Adjusted EBITDA[1] multiple of 12.0x to 14.5x to Blackstone 2023E adjusted EBITDA[1] to calculate an implied future enterprise value as of December 2022
- Future enterprise value discounted back to June 2022 to estimate the present value
- Applied range of multiples is based on comparable company analysis

Sensitivity Analysis – 2023E Adjusted EBITDA[1] ($M)


63% Upside
84% Upside
97% Upside
$900
$1,469
$1,653
$1,775
Initial Transaction Value (11.1x 2022E Adjusted EBITDA)
PV of Future EV (12.0x)
PV of Future EV (13.5x)
PV of Future EV (14.5x)
Consumer Enthusiast Peers
Core Outdoor Cooking Peers

Source: Company information. | (1) EBITDA and Adjusted EBITDA are non-GAAP metrics. Adjusted EBITDA is calculated as EBITDA adjusted for certain items, including non-cash compensation expense, fees related to customer account receivable finance programs and one-time or other non-recurring expenses (such as legal expenses and other fees and expenses related to the proposed business combination). These metrics are not meant as an alternative for net income (loss) or any other items calculated in accordance with GAAP.

49

5 APPENDIX B

RISK CONSIDERATIONS All references to the “Company,” “we,” “us” or “our” refer to the business of North Atlantic Imports, LLC d/b/a Blackstone Products. The risks presented below are certain of the general risks related to the business of the Company, and such list is not exhaustive. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. The list below has been prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. You should carefully consider these risks and uncertainties, and should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business of the Company will be disclosed in future documents filed or furnished by the Company and/or Ackrell SPAC Partners I Co. (“Ackrell”) with the United States Securities and Exchange Commission (“SEC”), including the documents filed or furnished in connection with the proposed transactions between the Company and Ackrell. The risks presented in such filings will be consistent with those that would be required for a public company in their SEC filings, including with respect to the business and securities of the Company and Ackrell and the proposed transactions between the Company and Ackrell, and may differ significantly from, and be more extensive than, those presented below. Risks Related to Our Operations and Industry ï,§ Our business depends on maintaining and strengthening our brand and our reputation as a producer of high-quality goods in order to maintain and generate ongoing demand for our products, and any harm to our brand or reputation could result in a significant reduction in such demand which could have a material adverse effect on our business, financial condition and results of operations. ï,§ Our ability to understand consumer preferences and to timely identify, develop, manufacture, market and sell products that meet customer demand significantly affects our business.ï,§ Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products and manage product inventory in an effective and efficient manner. ï,§ We may be unable to execute our business objectives and growth strategies successfully or sustain our growth and, as a result, this could have a material adverse effect on our operating results.ï,§ Our growth depends, in part, on our continued penetration of the outdoor cooking market and expansion into additional markets, and we may not be successful in doing so. ï,§ The outdoor cooking market is highly competitive, subject to pricing pressure and includes numerous other brands and retailers that offer a wide variety of competitive products; if we fail to compete effectively, we could lose our market position.ï,§ If our trademarks and trade names are not adequately protected, maintained and enforced, we may not be able to build and maintain name recognition in our markets of interest and our competitive position may be harmed. ï,§ Our business may fluctuate as a result of seasonality and changes in weather conditions. ï,§ Our recent growth rates may not be sustainable or indicative of future growth and we expect our growth rate to slow. ï,§ Although we experienced increased demand for our products during the COVID-19 pandemic, we also experienced interruptions to our supply chain, which negatively impacted our ability to meet this increased demand, and there can be no assurance that this increased demand will continue in the future. ï,§ Our net sales and profitability depend on the level of consumer spending for our products, which is sensitive to general economic conditions and other factors that affect global markets; during a downturn in the economy, consumer purchases of discretionary items are affected, which could have a material adverse effect on our business, financial condition and results of operations. ï,§ If we fail to cost-effectively attract new customers or retain our existing customers, we may not be able to increase sales.ï,§ Our business could be adversely affected if we fail to maintain product quality and product performance at an acceptable cost. ï,§ Our estimated addressable market is subject to inherent challenges and uncertainties. If we have overestimated the size of our addressable market, our future growth opportunities may be limited.ï,§ We may engage in merger and acquisition activities, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations.ï,§ Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled sales, manufacturing and other personnel could adversely affect our business. ï,§ We rely on information technology systems to support our business operations. A significant disruption or breach of our technological infrastructure, or the technological infrastructure of our vendors or others with which we do business or rely on, could have a material adverse effect on our business, financial condition and results of operations. In addition, failure to maintain the security of proprietary, personal, sensitive or confidential information could damage our reputation and expose us to litigation. 51

RISK CONSIDERATIONS – CONTINUED Risks Related to the Manufacturing, Supply and Distribution of Our Products A significant portion of our sales are to large, multi-national retail partners. If these retail partners cease to carry our current products, choose not to carry new products that we develop or cease operations altogether, this could have a material adverse effect on our brand as well as our business, financial condition and results of operations. In addition, we depend on these retail partners to display and present our products to consumers, and our failure to maintain and further develop our relationships with our retail partners could harm our business. We are exposed to concentration risk of heavy reliance on our major supplier for the supply of our products, and any shortage of, or delay in, the supply may significantly impact our business and results of operations. We depend on suppliers, including single-source suppliers and, in a few cases, sole-source suppliers, to consistently supply us with finished goods, raw materials and components for our products, and any failure to procure such finished goods, raw materials and components could have a material adverse effect on our business, product inventories, sales and profit margins. If our independent suppliers and manufacturing partners do not comply with ethical business practices or with applicable laws and regulations, our reputation, business and results of operations could be harmed. Because we rely on foreign suppliers and we intend to sell products in foreign markets, we are susceptible to numerous international business risks that could increase our costs or disrupt the supply of our products. Fluctuations in the cost and availability of raw materials, equipment, labor and transportation could cause manufacturing delays or increase our costs. Product manufacturing disruptions, particularly at the facilities of our primary supplier, including as a result of catastrophic and other events beyond our control, could cause us to be unable to meet customer demand or increase our costs. Disruptions in our supply chain and other logistical factors affecting the distribution of our products could have a material adverse effect on our business. Insolvency, credit problems or other financial difficulties that could confront our customers and retail partners could expose us to financial risk. We are subject to risks related to online payment methods. Social media platforms present risks and challenges that could cause damage to our brand and reputation as well as to our results of operations. Risks Related to Government Regulation, Litigation and Intellectual Property Matters We may be negatively impacted by litigation and other claims, including intellectual property, product liability or warranty claims, and health and safety concerns, including product recalls, any of which could negatively impact our sales and expose us to litigation. If we are unable to obtain, maintain and enforce intellectual property protection for our products or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize products substantially similar to ours, and our ability to successfully commercialize our products may be compromised. We may become involved in lawsuits to protect or enforce our intellectual property rights, which could be expensive, time-consuming and unsuccessful. Sales of counterfeit versions of our products, as well as unauthorized sales of our products, may adversely affect our reputation, business, financial condition, results of operations and cash flows. Any claim of infringement, misappropriation or violation of another party’s intellectual property rights could cause us to incur significant costs and to cease the commercialization of our products and services, which could have a material and adverse effect on our business, financial condition and results of operations. If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new products in the future. We may not be able to enforce our intellectual property rights throughout the world. If we are unable to protect the confidentiality of our trade secrets, this could have a material adverse effect on our business, financial condition and results of operations. We may be subject to claims that our employees, consultants, advisors or independent contractors have wrongfully used or disclosed alleged trade secrets or other confidential information of their current or former employers or other third parties or claims asserting ownership of what we regard as our own intellectual property or proprietary rights. Some of our products and services contain open source software, which may pose particular risks to our proprietary software, products and services in a manner that could have a material and adverse effect on our business, financial condition and results of operations. Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business. If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business. We collect, store, process and use personal and payment information and other customer data, which subjects us to regulation and other legal obligations related to privacy, information security and data protection. If we fail to comply with anti-corruption or economic sanction regulations, we could be subject to substantial fines or other penalties. We are subject to environmental, health and safety and consumer product laws and regulations, which could subject us to liabilities, increase our costs or restrict our operations in the future. Climate change legislation, regulatory initiatives and litigation could result in increased operating costs or, in some instances, adversely impact demand for our products. 52

RISK CONSIDERATIONS – CONTINUED General Risk Factors ï,§ Our future success depends on the continuing efforts of our management team and key employees, and on our ability to attract and retain highly skilled personnel and senior management.ï,§ We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance. ï,§ We have a significant stockholder, which may limit our ability to influence corporate matters and may give rise to conflicts of interest.ï,§ Our business could be adversely affected by an accident, a safety incident or a workforce disruption. ï,§ Provisions in certain of the agreements governing our financing arrangements may result in cross-triggers in the warrant agreement entered into between Ackrell and Continental Stock Transfer & Trust Company, including adjustments to the exercise price and redemption trigger price of the warrants that may discourage investments in our securities. Risks Related to Newco and Newco Common Stock Following the Business Combination ï,§ The Ackrell Charter and the Newco A/R Charter requires, to the fullest extent permitted by law, that derivative actions brought in Ackrell’s or Newco’s name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, which may have the effect of discouraging lawsuits against Ackrell’s or Newco’s directors, officers, other employees or stockholders, as applicable. ï,§ Newco will incur increased costs as a result of operating as a public company, and its management will devote substantial time to compliance with its public company responsibilities and corporate governance practices.ï,§ Anti-takeover provisions contained in the Newco A/R Charter and the Newco A/R Bylaws, as well as provisions of Delaware law, could impair a takeover attempt. ï,§ Claims for indemnification by Newco’s directors and officers may reduce Newco’s available funds to satisfy successful third-party claims against Newco and may reduce the amount of money available to Newco. ï,§ Future issuances of debt securities and equity securities may adversely affect us, including the market price of the Newco common stock and may be dilutive to existing stockholders. ï,§ An active market for Newco’s securities may not develop, which would adversely affect the liquidity and price of Newco’s securities. ï,§ Future sales, or the perception of future sales, by Newco or its stockholders in the public market following the Business Combination could cause the market price for Newco common stock to decline. ï,§ Newco’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of its securities. ï,§ Newco will qualify as an “emerging growth company” as well as a smaller reporting company within the meaning of the Securities Act, and if Newco takes advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make Newco’s securities less attractive to investors and may make it more difficult to compare Newco’s performance with other public companies. ï,§ Transfers of Newco’s securities utilizing Rule 144 of the Securities Act may be limited as a result of the Transaction involving a shell company, other than a business combination related shell company. Risks Relating to Newco’s Capital Requirements and Capital Structure ï,§ Newco’s Convertible Notes to be issued and outstanding after consummation of the Business Combination may have a material adverse effect on Newco’s financial results, result in the dilution of Newco’s stockholders and create downward pressure on the price of Newco common stock. ï,§ Newco may not have the ability to raise the funds necessary to repurchase the Convertible Notes upon a fundamental change or repay the Convertible Notes in cash at their maturity, and Newco’s future debt may contain limitations on our ability to pay cash upon conversion, redemption or repurchase of the Convertible Notes. ï,§ Subject to the significant restrictions in Newco’s current debt agreements, Newco may still incur substantially more debt or take other actions that would diminish Newco’s ability to make payments on the Convertible Notes when due. ï,§ Newco’s significant level of indebtedness could limit cash flow available for its operations, adversely affect its financial health and prevent it from fulfilling its obligations under the debt agreements. ï,§ Newco’s Convertible Notes are subordinated to Newco’s senior indebtedness, including its ABL revolver and term loan. ï,§ The documents governing Newco’s indebtedness, including the Convertible Notes, contain restrictive covenants that could have a material adverse effect on our business operations by limiting Newco’s flexibility. ï,§ To service Newco’s indebtedness, it will require a significant amount of cash, and if it is unable to meet its debt obligations through the cash flow generated by its operations, or, if necessary, future borrowing, Newco may not be able to make payments on its indebtedness. 53

RISK CONSIDERATIONS – CONTINUED Risks Relating to Ackrell, the Business Combination and Redemption ï,§ The Sponsor, directors and officers of Ackrell have conflicts of interest in determining to pursue the business combination with the Company, since certain of their interests, and certain interests of their affiliates and associates, are different from or in addition to (and which may conflict with) the interests of Ackrell’s stockholders. ï,§ If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of Newco’s securities may decline. ï,§ Since Ackrell’s Sponsor, officers, directors and their respective affiliates will lose their entire investment in Ackrell if the Business Combination is not completed, they may have had a conflict of interest in identifying and selecting the Company for Ackrell’s initial business combination in order to close the Business Combination. ï,§ The ability to execute Newco’s strategic plan could be negatively impacted to the extent a significant number of stockholders choose to redeem their subunits in connection with the Business Combination. 54